[redacted]

82-1209

08003786

SUPPL

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

July 8, 2008

Non-brokered private placement to raise up to $2,000,000

Vancouver, British Columbia, July 8, 2008 — Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL) ("GGL"), announces that GGL intends to raise up to a total of $2,000,000 by way of a non-brokered private placement consisting of a combination of flow-through common shares at a price of $0.25 per flow-through share and non-flow-through units at a price of $0.20 per non-flow-through unit. The flow-through shares portion of the private placement is subject to a maximum aggregate of $1,500,000 and subscribers participating in the flow-through shares portion will be required to allocate at least 10% of their subscription proceeds to purchase non-flow-through units. Each non-flow-through unit will consist of one non-flow-through common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one common share for two years from the closing date of the private placement at $0.30 per share in the first year and $0.40 per share in the second year. Insiders will be participating in this private placement. GGL will pay an 8% finder's fee to eligible finders, payable in shares for the flow-through shares portion and in shares or cash for the non-flow-through portion of the private placement.

The funds will be used to expand the drill program for nickel and for exploration at GGL's 100%-owned PGB claims in the Northwest Territories, and for general corporate purposes. The subscription proceeds allocated to the flow-through shares will be incurred as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and GGL will renounce such proceeds to the subscribers effective for the 2008 tax year. The private placement is subject to acceptance for filing by the TSX Venture Exchange and is expected to close no later than July 31, 2008.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein at GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that GGL expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although GGL believes the

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expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.
Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of GGL's management on the date the statements are made. GGL undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

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